UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the plan year ended December 31, 2000


               or


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______ to _______

     Commission File Number: 0-6645

               A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

               B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                          THE MANITOWOC COMPANY, INC.
                              500 So. 16th Street
                              Manitowoc, WI 54220

                              REQUIRED INFORMATION
                              --------------------

     The following financial statements and schedules of The Manitowoc Company, Inc. RSVP Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Manitowoc Company, Inc. RSVP
Profit Sharing Plan


In our opinion, the statement of net assets available for benefits as of December 31, 1999 (appearing in this Form 11-K) presents fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") at December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of the Plan for any period subsequent to December 31, 1999.



PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2001

                   THE MANITOWOC COMPANY, INC.

                    RSVP PROFIT SHARING PLAN

                      FINANCIAL STATEMENTS


                        DECEMBER 31, 2000

                   THE MANITOWOC COMPANY, INC.
                    RSVP PROFIT SHARING PLAN


                        TABLE OF CONTENTS

                        DECEMBER 31, 2000



Page



2              Independent Auditors' Report



3              Statements of Net Assets Available for Benefits as
                  of December 31, 2000 and 1999

4              Statement of Changes in Net Assets Available for
                  Benefits for the year ended December 31, 2000


5-10           Notes to Financial Statements



Schedules required by the Department of Labor have been omitted because they are not applicable.

               HAWKINS, ASH, BAPTIE & COMPANY, LLP

      CERTIFIED PUBLIC ACCOUNTANTS * MANAGEMENT CONSULTANTS

                  INDEPENDENT AUDITORS' REPORT



To the Administrative Committee
The Manitowoc Company, Inc. RSVP Profit Sharing Plan


We have audited the accompanying statement of net assets available for benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan as of December 31, 1999 was audited by other auditors whose report dated May 23, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Hawkins, Ash, Baptie & Company, LLP

Manitowoc, Wisconsin
May 15, 2001


                          THE MANITOWOC COMPANY, INC.
                           RSVP PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999





                                               2000          1999
                                           ------------   ------------
ASSETS
------------------
Investments (See Note 3):


 Interest in The Manitowoc Company, Inc.
   Employees' Profit Sharing Trust         $110,312,613   $109,402,664
   Participant loans                            708,948        683,704
   Other                                             --        478,426

Receivables:
 Employer's contribution                      4,114,338      4,617,673
                                            -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS          $115,135,899   $115,182,467
                                            ===========    ===========





                    The accompanying notes are an integral
                      part of these financial statements.



                     THE MANITOWOC COMPANY, INC.
                       RSVP PROFIT SHARING PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS
Additions to net assets attributed to:
 Investment income:
  Interest in net investment income of
    The Manitowoc Company, Inc.
    Employees' Profit Sharing Trust              $    1,476,912
    Participant loans                                    55,798

 Contributions:
  Employer's                                          4,114,338
  Participants'                                       3,839,937
  Rollovers                                           3,592,085
                                                   ------------

               TOTAL ADDITIONS                       13,079,070
                                                   ------------

DEDUCTIONS
Deductions from net assets attributed to:
 Benefits paid to participants                    $  14,376,260
                                                   ------------

Net decrease before transfers                     $  (1,297,190)

Net transfers to this plans                           1,250,622
                                                   ------------

               NET DECREASE                       $     (46,568)

Net Assets Available for Benefits:
 BEGINNING OF YEAR                                  115,182,467
                                                   ------------

 END OF YEAR                                      $ 115,135,899
                                                   ============



                The accompanying notes are an integral
                 part of these financial statements.

                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 1999



NOTE 1 - Plan Description
--------------------------

The following description of The Manitowoc Company, Inc. RSVP Profit Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL
The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of participating companies of The Manitowoc Company, Inc. (the "Company") who are scheduled to complete at least 1,000 hours of service during a year.
Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS
Participants may make voluntary pre-tax contributions to their accounts in whole percentages between 1% and 10% of eligible compensation, (up to 15% for employees of KMT Refrigeration, Inc.), up to a maximum of $10,000 (adjusted annually). Participant contributions are not required.

Contributions to the Plan may be made by the Company in the form of a variable profit sharing contribution, which is credited to the individual accounts of the participants based on a formula for each participating company, as defined in the Plan. Employees of KMT Refrigeration, Inc., Manitowoc CP, Inc., Manitowoc Foodservice Group, Inc., Diversified Refrigeration, Inc., Manitowoc FP, Inc., and Manitowoc Crane Group, Inc. are not eligible for profit sharing contributions.

Annual contributions to a participant's account are limited to the lesser of $30,000 or 25% of the participant's compensation for the year.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of plan earnings, and reduced for withdrawals.
Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING
Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The portion of a participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to 100% vested.

                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999



NOTE 1- Plan Description - Continued
------------------------------------

INVESTMENTS
The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc., Employees Profit Sharing Trust (the "Trust"). Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options. Participants may change their investment options at any time.

PAYMENT OF BENEFITS
Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment. A participant who has reached age 55 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

A participant may make a withdrawal from his or her vested account balance while still employed by the Company in the event of immediate and heavy financial hardship as defined by the Plan document.

Withdrawal elections available to participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

PARTICIPANT LOANS
Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction of the unpaid principal and accrued interest on the loan.

FORFEITURES
Forfeited non-vested accounts are used to increase the Company's profit sharing contribution to the remaining participants in the year of the forfeiture.

NOTE 2 - Summary of Significant Accounting Policies
---------------------------------------------------

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999



NOTE 2 - Summary of Significant Accounting Policies - Continued
---------------------------------------------------------------

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

CONTRIBUTIONS
The Company makes weekly payments to the Plan for participant contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two months of the Plan's year end.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Trust's investments are stated at fair value except for its investment in the Capital Preservation Fund which is stated at contract value. Shares of mutual funds are valued at quoted market prices. Investments in common stock of the Company are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Capital Preservation Fund approximates fair value at December 31, 2000 and 1999. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 5.9% for the year ended December 31, 2000. The crediting interest rate for this fund was 5.8% and 5.9% at December 31, 2000 and 1999, respectively.

                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999



NOTE 2 - Summary of Significant Accounting Policies - Continued
---------------------------------------------------------------

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of new assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS
Benefits are recorded when paid.



NOTE 3 -The Manitowoc Company, Inc. Employees' Profit Sharing Trust
-------------------------------------------------------------------

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust is 44% as of December 31, 2000 and 1999. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 2000 and 1999 was:





                                            DECEMBER 31,
                                          -----------------
                                          2000         1999
                                          ----         ----
     Vanguard 500 Index Fund               54%          45%
     Capital Preservation Fund             44%          45%
     Equity Fund                           39%          38%
     Balanced Fund                         47%          47%
     Firstar Bond Fund                     38%          33%
     Small Cap Fund                        43%          39%
     Company Stock Fund                    41%          49%
     Loan Fund                             93%         100%
     Mid Cap Fund                          53%           0%
     Marshall International Stock Fund     54%           0%

                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999




NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust
--------------------------------------------------------------------

The fair value of investments and the related investment income of the Trust are as follows:



                                                 DECEMBER 31,
                                        ----------------------------
                                               2000            1999
                                        -------------     ----------
Investments:
  Cash and cash equivalents             $     246,410     $       --

  Deposits with insurance
     companies                             51,660,276     70,569,703
  Common/collective trusts                 61,735,201     50,978,607
  Mutual funds                             98,335,774     95,408,094
  Investment in The Manitowoc Company,
    Inc. common stock                      41,599,688     32,708,999
  Participant loans                           763,743        683,704



                                            For the
                                           Year Ended
                                        December 31, 2000
                                        -----------------
Investment income:

  Interest and dividends                $   3,569,333

  Net appreciation in fair value
      of investments                          342,613



During 2000, the Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $342,613 as follows:


  Mutual funds                          $      86,364
  Investment in The Manitowoc Company,
    Inc.common stock                          256,249
                                        -------------
                                        $     342,613
                                        =============


                     THE MANITOWOC COMPANY, INC.
                      RSVP PROFIT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 1999



NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust
--------------------------------------------------------------------
- Continued
-----------

Investments that represent five percent or more of total Trust assets as of December 31, 2000 and 1999 are as follows:



                                                 DECEMBER 31,
                                           --------------------------
                                               2000           1999
                                           -----------   ------------
  Equity Fund
   Nicholas Fund, Inc.                     $30,428,283    $37,286,653
  Balanced Fund
   Vanguard Asset Allocation Fund           27,895,359     30,484,453
  Small Cap Fund
   Berger Omni Investment Fund              23,348,283     20,233,747
  Company Stock Fund
   The Manitowoc Company, Inc.              41,599,688     32,740,164
  Capital Preservation Fund
   Fidelity Managed Income Portfolio II     61,735,201     50,978,607



NOTE 4 - Amount Allocated to Withdrawn Participants
---------------------------------------------------

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 2000 and 1999, $38,900,837 and $42,272,654, respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.



NOTE 5 - Tax Status
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated
September 28, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE 6 - Plan Termination
-------------------------

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his or her entire participant account balance.

NOTE 7 - Party-in-Interest Transactions
----------------------------------------

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions.
These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

                                SIGNATURES
                                ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 29th day of June, 2001.


                                          THE MANITOWOC COMPANY, INC.
                                          RSVP PROFIT SHARING PLAN


                                          /S/ Terry Growcock
                                          ---------------------------
                                          Terry Growcock


                                          /s/ Glen E. Tellock
                                          ---------------------------
                                          Glen E. Tellock


                                          /s/ Thomas Musial
                                          ---------------------------
                                          Thomas Musial


                                          /s/ Debra Casper
                                          ---------------------------
                                          Debra Casper

                        EXHIBIT INDEX

      THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

                          FORM 11-K





Exhibit                                                        Filed
No.                     Description                            Herewith
----------       --------------------------                    ---------

23              Consent of PricewaterhouseCoopers LLP             X